UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                             Park Bancorp, Inc.
                              (NAME OF ISSUER)

                   Common Stock, par value $0.01 per share
                       (TITLE OF CLASS OF SECURITIES)

                                  700164106
                               (CUSIP NUMBER)

                              December 13, 2006
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

        / /  Rule 13d-1(b)
        / /  Rule 13d-1(c)
        /x/  Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   Explanatory Note: This report on Schedule 13G is being filed to report both the initial holding of more than 5% of outstanding shares of the subject class of stock by Republic Bancorp Co. and the subsequent sale by Republic Bancorp Co. of shares sufficient to result in Republic Bancorp ceasing to own in excess of 5% of outstanding shares of the subject class of stock. As of December 31, 2003, 57,700 shares of the subject class of stock held by Republic Bancorp for investment purposes for several years prior to that date first constituted in excess of 5% of the outstanding shares of the class (specifically, 5.1%) due solely to stock repurchases by Park Bancorp, Inc. and not due to additional purchases of shares by Republic Bancorp. On December 13, 2006, Republic Bancorp sold 8,700 shares of the subject class of stock, thus decreasing its percentage ownership of the outstanding shares of such stock below 5%, based upon a total number of 1,015,000 shares outstanding as reported on the Form 10-Q of Park Bancorp for the period ending September 30, 2006.







                                SCHEDULE 13G

   CUSIP No. 700164106                               Page 2 of 6 Pages

         1.   Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only)

              Republic Bancorp Co.
              36-2963045

         2.   Check the Appropriate Box if a Member of a Group

              (a)  / /

              (b)  / /

         3.   SEC Use Only

         4.   Citizenship or Place of Organization      Delaware


    Number of           5.   Sole Voting Power                      49,000
    Shares
    Beneficially        6.   Shared Voting Power                         0
    Owned by Each
    Reporting Person    7.   Sole Dispositive Power                 49,000
    With
                        8.   Shared Dispositive Power                    0

         9.   Aggregate Amount Beneficially Owned by Each
              Reporting Person                                      49,000

         10.  Check Box if the Aggregate Amount in Row (9)
              Excludes Certain Shares                                  / /

         11.  Percent of Class Represented by Amount in
              Row (9)                                                 4.8%

         12.  Type of Reporting Person

              CO









                                SCHEDULE 13G

   CUSIP No. 700164106                               Page 3 of 6 Pages

   ITEM 1.

        (a)  NAME OF ISSUER:

             This statement on Schedule 13G relates to shares of common stock of Park Bancorp, Inc., a Delaware corporation (the "Issuer").

        (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             5400 South Pulaski Road, Chicago, Illinois 60632

   ITEM 2.

        (a)  NAME OF PERSON FILING:

             Republic Bancorp Co.

        (b)  ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             15750 South Harlem Avenue, Suite 28, Orland Park, Illinois
             60462

        (c)  CITIZENSHIP:

             Republic Bancorp Co. is organized as a Delaware corporation

        (d)  TITLE OF CLASS OF SECURITIES:

             The securities reported herein are shares of common stock, $0.01 par value per share, of the Issuer ("Common Stock").

        (e)  CUSIP NO.:

             700164106

   ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)  / /  Bank as defined in section 3(a)(6) of the Act (15
                  U.S.C. 78c).

        (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).







                                SCHEDULE 13G

   CUSIP No. 700164106                               Page 4 of 6 Pages

        (e) / / An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

        (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

        (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

        (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

        (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j)  / /  Group, in accordance with section 240.13d-
                  1(b)(1)(ii)(J).

   ITEM 4.  OWNERSHIP.

        (a)  Amount beneficially owned:  49,000.

        (b)  Percent of class:  4.8%

        (c)  Number of shares as to which the person has:

             (i)       Sole power to vote or to direct the vote:  49,000

             (ii)      Shared power to vote or to direct the vote:  0

             (iii)     Sole power to dispose or to direct the disposition
                       of:  49,000

             (iv)      Shared power to dispose or direct the disposition
                       of:  0

   ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: /x/

   ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.







                                SCHEDULE 13G

   CUSIP No. 700164106                               Page 5 of 6 Pages

   ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

   ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

   ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

   ITEM 10.  CERTIFICATION

             Not applicable.







                                SCHEDULE 13G

   CUSIP No. 700164106                               Page 6 of 6 Pages

                                  SIGNATURE
                                  ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of February 12, 2007


                                           REPUBLIC BANCORP CO.

                                           By: /s/ Robert M. Charal
                                              -------------------------
                                           Name: Robert M. Charal
                                           Title: President